SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)




                                  HAGGAR CORP.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.10 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    405173105
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                                 (CUSIP Number)


                                January 12, 2000
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  |_| Rule 13d-1(b)

                  |X| Rule 13d-1(c)

                  |_| Rule 13d-1(d)


o
                                Page 1 of 5 Pages

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CUSIP No.   405173105                  13G            Page 2 of 5 Pages
---------------------------------                   ---------------------------


1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
-------------------------------------------------------------------------------
          Gerald Van Tsai
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)     |_|
                                                                   (b)     |X|
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3         SEC USE ONLY

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4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                            5        SOLE VOTING POWER

                                     215,600
         NUMBER OF          ---------------------------------------------------
          SHARES            6        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                    376,675
           EACH             ---------------------------------------------------
         REPORTING          7        SOLE DISPOSITIVE POWER
          PERSON                     215,600
           WITH             ---------------------------------------------------
                            8        SHARED DISPOSITIVE POWER

                                     376,675
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9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           376,675 (see Item 4(a))
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10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          |_|
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11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          5.4%
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12        TYPE OF REPORTING PERSON*

          IN
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Item 1(a).        Name of Issuer:

                  HAGGAR CORP.
                  -------------------------------------------------------------
Item 1(b.)        Address of Issuer's Principal Executive Offices:

                  6113 Lemmon Avenue, Dallas, TX 75209
                  -------------------------------------------------------------
Item 2(a).        Name of Persons Filing:

                  Gerald Van Tsai
                  -------------------------------------------------------------
Item 2(b).        Address of Principal Business Office or, if None, Residence:

                  P.O. Box 900, Hanover, NH 03755
                  -------------------------------------------------------------
Item 2(c).        Citizenship:

                  U.S.A.
                  -------------------------------------------------------------
Item 2(d).        Title of Class of Securities:

                  Common Stock, par value $.10 per share
                  -------------------------------------------------------------
Item 2(e).        CUSIP Number:

                  405173105
                  -------------------------------------------------------------

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a)  |_| Broker or dealer registered under Section 15 of the Exchange Act;

     (b)  |_| Bank as defined in Section 3(a)(6) of the Exchange Act

     (c)  |_| Insurance company as defined in Section 3(a)(19) of the Exchange
              Act;

     (d) |_| Investment company registered under Section 8 of the Investment Company Act;

     (e)  |_| An investment adviser in accordance with Rule 13d-1(b)(ii)(E);

     (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d- 1(b)(1)(ii)(F);

     (g) |_| A parent holding company or control person in accordance with Rule 13d- 1(b)(ii)(G)

     (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

     If this statement is filed pursuant to Rule 13d-1(c), check this box |X|

Item 4.  Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

         (a)   Amount beneficially owned:

               376,675 shares of Common Stock, which consists of (i) 215,600 shares held of record by Gerald Van Tsai; (ii) 83,400 shares held of record by Mr. Tsai's spouse; (iii) 29,900 shares held in


                                Page 3 of 5 Pages
               trust for one of Mr. Tsai's sons; (iv) 21,600 shares held in trust for Mr. Tsai's daughter; (v) 5,000 shares held of record by Mr. Tsai's daughter; (vi) 17,000 shares of Common Stock held in trust for another son of Mr. Tsai; and (vii)
               4,175 shares of Common Stock held of record by one of Mr. Tsai's sons.

         (b) Percent of Class:

               5.4% (The percentage of beneficial ownership reflected in this statement is based upon 7,018,393 shares of Common Stock outstanding at December 1, 1999, which number is set forth in the Issuer's annual report for the fiscal year ended September 30, 1999, which was disseminated to the shareholders of the Company, including the reporting person, as part of the Company's annual report, on or around January 12, 2000.)

         (c) Number of shares as to which person has:

               (i)  Sole power to vote or direct the vote -- 215,600
               (ii) Shared power to vote or direct the vote -- 376,675
               (iii)Sole power to dispose or direct the disposition of --
                    215,600
               (iv) Shared power to dispose or direct the disposition of --
                    376,675

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         The right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's common stock, is held by immediate family members of the reporting person, none of whom has such right or power with respect to five percent or more of the Issuer's common stock.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         None.

Item 8.  Identification and Classification of Members of the Group.

         None.

Item 9.  Notice of Dissolution of Group.

         None.

Item 10.  Certifications.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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


                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  /s/ Gerald Van Tsai
Dated: January 20, 2000                          --------------------------
                                                 Gerald Van Tsai





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